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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                            SCHEDULE 14D-9
                          (Amendment No. 23)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                 ------------------------------------


                            ITT CORPORATION

                       (Name of Subject Company)
                 ------------------------------------


                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)
                 ------------------------------------


                      Common Stock, no par value
      (including the associated Series A Participating Cumulative
                   Preferred Stock Purchase Rights)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)




                         RICHARD S. WARD, ESQ.
                       Executive Vice President,
                General Counsel and Corporate Secretary
                            ITT Corporation
                      1330 Avenue of the Americas
                        New York, NY 10019-5490
                            (212) 258-1000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        PHILIP A. GELSTON, ESQ.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000

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


                             INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

          The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          On July 31, 1997, plaintiffs in the purported class action suit captioned Taub, et. al. v. Araskog, et. al., CV-S-97-00106, filed an Opening Memorandum of Points and Authorities in Response to ITT's Request for Declaratory Judgment (the "Taub Memorandum of Points and Authorities"), pursuant to which such plaintiffs informed the court that such plaintiffs consider that when the Hilton Offer is compared to the Comprehensive Plan, the Comprehensive Plan better serves the interests of ITT's shareholders. A copy of the Taub Memorandum of Points and Authorities is filed as Exhibit 77 hereto and is incorporated herein by reference.

          On July 31, 1997, Hilton filed a Memorandum of Points and Authorities in response to the Company's motion for a speedy hearing asking the court to rule that it is premature to determine an appropriate schedule for a hearing. A copy of such Memorandum of Points and Authorities is filed as Exhibit 78 hereto and is incorporated herein by reference.

Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibits:


77.    ITT Shareholder Plaintiff's Opening
       Memorandum of Points and Authorities in
       Response to ITT Corporation's Request for
       Declaratory Relief (filed in Taub, et.
       al. v. Araskog, et. al., CV-S-97-00106)
       dated July 31, 1997.

78.    Defendant's Memorandum of Points and
       Authorities in Response to Plaintiff's
       Motion Pursuant to Fed. R. Civ. P. Rule 57 for a Speedy Hearing dated July 31, 1997.

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                     ITT CORPORATION



                         By   /s/ RICHARD S. WARD
                              -------------------
                              Name:  Richard S. Ward
                              Title: Executive Vice President,
                                     General Counsel and
                                     Corporate Secretary


Dated as of August 1, 1997

                             EXHIBIT INDEX


Exhibit                Description                           Page No.
-------                -----------                           --------

(77)        ITT Shareholder Plaintiff's Opening
            Memorandum of Points and Authorities in
            Response to ITT Corporation's Request for
            Declaratory Relief (filed in Taub, et.
            al. v. Araskog, et. al., CV-S-97-00106)
            dated July 31, 1997.

(78)        Defendant's Memorandum of Points and
            Authorities in Response to Plaintiff's
            Motion Pursuant to Fed. R. Civ. P. Rule 57 for a Speedy Hearing dated July 31, 1997.

                                                          [Exhibit 77]



ALBRIGHT, STODDARD, WARNICK
  & ALBRIGHT
G. MARK ALBRIGHT
Nevada Bar No. 001394
WILLIAM H. STODDARD, ESQ.
Nevada Bar No. 001477
Quail Park Suite D-4
801 South Rancho Drive
Las Vegas, NV 89106
Telephone:  (702) 384-7111

Counsel for ITT Corporation Shareholder Plaintiffs
[Additional counsel appear on signature page.]

                     UNITED STATES DISTRICT COURT

                          DISTRICT OF NEVADA

ITT CORPORATION, BETTE B. ANDERSON,    )
RAND V. ARASKOG, NOLAN D. ARCHIBALD,   )            Civil Action No.
ROBERT A. BOWMAN, ROBERT A. BURNETT,   )           CV-S-97-00893-DWH
PAUL G. KIRK, JR., EDWARD C. MEYER,    )                 (RLH)
BENJAMIN F. PAYTON, VIN WEBER,         )
MARGITA E. WHITE, and KENDRICK R.      )
WILSON, III,                           )
                                       )
                  Plaintiffs,          )
                                       )
            vs.                        )
                                       )
HILTON HOTELS CORPORATION and          )
HLT CORPORATION,                       )
                                       )
                  Defendants.          )
                                       )
                                       )
---------------------------------------


            ITT SHAREHOLDER PLAINTIFFS' OPENING MEMORANDUM
               OF POINTS AND AUTHORITIES IN RESPONSE TO
           ITT CORPORATION'S REQUEST FOR DECLARATORY RELIEF

          Plaintiffs in the action entitled Taub, et al. v. Aroskog, et al., CV-8-97-00106-HDM (LRL) pending in this district (the
"Shareholder Action") respectfully submit this memorandum of law in response to ITT Corporation's request for declaratory relief.[1] (In this memorandum, plaintiffs in the Shareholder Action are referred to as the "ITT Shareholder Plaintiffs").

                         PRELIMINARY STATEMENT

                  The ITT Shareholder Plaintiffs brought the Shareholder Action on behalf of all stockholders of ITT Corporation ("ITT" or the "Company") against the directors and senior officers of ITT. In the Shareholder Action, the ITT Shareholder Plaintiffs seek to enjoin actions taken by the defendants to thwart a takeover offer originally made by Hilton Hotels Corp. ("Hilton") on January 27, 1997 (the
"Offer") to acquire ITT for $55 per share. The ITT Shareholder Plaintiffs allege that defendants in the Shareholder Action were depriving ITT's Shareholders of the opportunity to realize the full benefits of their investment in ITT.

                  Since Hilton made the offer, counsel for the ITT Shareholders have been intimately involved with the numerous steps taken by ITT following the ITT Shareholders' claims and the Hilton Offer. Most recently, counsel for the ITT Shareholders learned that on July 15, 1997, ITT's Board of Directors approved a comprehensive plan (discussed below) (the "Comprehensive Plan") after reviewing it with the Company's management and its outside financial and legal advisors.

                  The ITT Shareholders respectfully submit this memorandum to inform the Court that the ITT Shareholders consider that when the Hilton Offer (in its current form) is compared to

--------

[1]  ITT's motion for declaratory relief was filed in ITT, et al.
v. Hilton Hotels Corp., et al., CV-S-97-00893-DWH (RLH).

the Comprehensive Plan, the Comprehensive Plan better serves the interests of ITT's shareholders.

                          STATEMENT OF FACTS

          1. Hilton's Tender Offer

          On January 27, 1997, Hilton announced the Offer pursuant to which Hilton would acquire 50.1% of the common stock of ITT at a price of $55 per share, and proposed a stock merger for the rest of ITT's common stock. In a letter written to ITT by Hilton's President and Chief Executive Officer, Hilton stated, "that [Hilton is] committed to making this combination a reality. Although [Hilton] would much rather work directly with you, [Hilton is] prepared if necessary to solicit proxies from your shareholders to replace your board of directors in order to complete this transaction."

          2. The Shareholder Action

          Following news of Hilton's Offer, the ITT Shareholders filed the Shareholder Action (Taub, et al. v. Aroskog, et al., CV-8-97-00106-HDM (LRL)) in this Court against ITT and its officers and directors. The ITT Shareholders allege that ITT and the individual defendants had failed to adequately consider the Hilton Offer and were preparing to use their positions of control over ITT to thwart legitimate attempts to acquire ITT. Among other things, in the Shareholder Action the ITT Shareholders seek a permanent injunction preventing defendants from depriving ITT's shareholders of their right to realize a full and fair value for their ITT stock and compelling defendants to maximize shareholder value. The Shareholder Action is still pending in this Court.

          3. ITT's Response to the Hilton Offer

          At a meeting on February 11, 1997, after consulting with its legal and financial advisors, ITT's Board unanimously determined that the Hilton Offer was inadequate and not in the best interests of the Company or its shareholders. Every day since Hilton made its Offer, ITT's stock has traded above Hilton's offering price.

          At a meeting held on July 15, 1997, the ITT Board reassessed the Hilton Offer in light of developments since February 11, 1997, and, once again, unanimously reaffirmed its conclusion that the Hilton Offer is inadequate and not in the best interests of ITT or its shareholders. Instead, at the July 15, 1997 meeting, ITT's Board approved a comprehensive plan (the "Comprehensive Plan") (described below) that is designed to enhance the value of ITT to its stockholders.

               A. The Comprehensive Plan

          As described in ITT's Schedule 14D-9 (Amendment No. 20), dated July 16, 1997, the Comprehensive Plan involves:

          o the separation (the "Spinoff") of ITT into three distinct, publicly owned companies focused on (a) hotels and gaming; (b) telephone directories publishing; and (c) post-secondary technical education;[2]

--------
[2] The separation will be effected through the distribution or "spin-off" of all the shares owned by the Company of ITT Destinations, Inc., a new subsidiary that was formed to hold the Company's hotels and gaming business ("Destinations"), and ITT Education Services, Inc., the Company's subsidiary that operates

          o   the repurchase of up to 30 million shares
              (approximately 25% of the outstanding shares) at a price of $70 per share (the "Equity
              Repurchase"); and

          o the repurchase of all of ITT's publicly held debt securities. Id.

          4. The ITT Shareholders Consider
             The Comprehensive Plan To Be Better For Shareholder
             Value than the Hilton Offer

          After reviewing the Comprehensive Plan and comparing it to the Hilton Offer (as it currently exists) the ITT Shareholders believe that the Comprehensive Plan is superior to the Hilton Offer for a number of distinct reasons.[3]

          First, the ITT Shareholders believe that the Equity Repurchase portion of the Comprehensive Plan will provide stockholders who wish to sell a portion of their shares with an opportunity to do so at a premium to recent market prices and at a considerable premium to the Hilton Offer. Shareholders who wish to do so may sell their ITT stock at a price of $70 per share which is a premium to both the current market price and the Hilton Offer. The Equity Repurchase will provide stockholders who wish to increase their proportionate investment in ITT's

--------

its post-secondary technical education business ("ITT Educational"), to stockholders of the Company. (In amendment 20 to ITT's Form 14D-9, these transactions are referred to as the "Distributions"). After the Distributions, the Company's only business will be its telephone directories publishing business and it is expected that the Company will change its name to "ITT Information Services, Inc. ("ITT ISI").

[3] The ITT Shareholders' position in this memorandum is based upon the facts as they exist on July 30, 1997 and is without prejudice to their right to amend their position should circumstances change.

three businesses with an opportunity to do so without incurring taxes by not participating in the Equity Repurchase. Moreover, it will afford stockholders an opportunity to dispose of shares without the usual transaction costs associated with a market sale.

          Second, the ITT Shareholders favor the Spinoff portion of the Comprehensive Plan because it will separate businesses with distinct characteristics so that each business can adopt and implement appropriately tailored and specific plans. The Spinoff will result in increased strategic focus for each of ITT's three distinct businesses and a flattening of organizational structures.

          The ITT Shareholders believe that the Spinoff and the successful implementation by the three new entities created by the Spinoff of their respective long-term strategic plans, will produce greater value than Hilton's proposed transaction. Moreover, the Spinoff will offer substantial tax advantages that Hilton could not duplicate.[4]

--------
[4] In connection with the Comprehensive Plan, ITT's Board also approved certain governance provisions (the "Governance Provisions") for Destinations after the Spinoff, including a provision in Destinations' Articles of Incorporation for a classified board of directors. Although the ITT Shareholder Plaintiffs do not necessarily endorse this provision, as a whole the Comprehensive Plan better serves the interests of ITT shareholders when compared to the Hilton Offer.

                              CONCLUSION

          For the reasons set forth above, given the current Offer by Hilton, the ITT Shareholders submit that the Comprehensive Plan adopted by ITT's Board is superior to the Hilton Offer. Dated: July 31, 1997


                           ALBRIGHT, STODDARD, WARNICK &
                             ALBRIGHT

                           By: /s/ G. Mark Albright
                           ------------------------
                               G. Mark Albright
                               Nevada Bar No. 001477
                               Quail Park Suite D-4
                               801 South Rancho Drive
                               Las Vegas, NV 89106
                               (702) 384-7111

                            Arthur N. Abbey
                            Mark C. Gardy
                            Stephen J. Fearon, Jr.
                            ABBEY, GARDY & SQUITIERI, LLP
                            212 East 39th Street
                            New York, New York 10016
                            (212) 889-3700

                            Robert A. Wallner
                            MILBERG WEISS BERSHAD HYNES &
                              LERACH LLP
                            One Pennsylvania Plaza
                            New York, New York 10119
                            (212) 594-5300

                            Jeffrey G. Smith
                            WOLF HALDENSTEIN ADLER FREEMAN &
                              HERZ LLP
                            270 Madison Avenue
                            New York, New York 10016
                            (212) 545-4600

                            Stephen Oestreich
                            WOLF POPPER, LLP
                            845 Third Avenue
                            New York, New York 10022
                            (212) 759-4600

                            Counsel for ITT Shareholder Plaintiffs

                                                          [Exhibit 78]


SCHRECK MORRIS
STEVE MORRIS
KRISTINA PICKERING
1200 Bank of America Plaza
300 South Fourth Street
Las Vegas, Nevada 89101
(702) 474-9400

WACHTELL, LIPTON, ROSEN & KATZ
BERNARD W. NUSSBAUM
KENNETH B. FORREST
ERIC M. ROTH
MARC WOLINSKY
51 West 52nd Street
New York, New York 10019
(212) 403-1000

Attorneys for Defendants
HILTON HOTELS CORPORATION and HLT CORPORATION


                     UNITED STATES DISTRICT COURT

                          DISTRICT OF NEVADA

ITT CORPORATION, BETTE B.     )
ANDERSON, RAND V. ARASKOG,    )
NOLAN D. ARCHIBALD, ROBERT A. )
BOWMAN, ROBERT A. BURNETT,    )        Case No.
PAUL G. KIRK, JR., EDWARD C.  )
MEYER, BENJAMIN F. PAYTON,    )        CV-S-97-00893-DWH (RLH)
VIN WEBER, MARGITA E. WHITE,  )
AND KENDRICK R. WILSON, III,  )        DEFENDANTS' MEMORANDUM OF
                              )        POINTS AND AUTHORITIES IN
                  Plaintiffs, )        RESPONSE TO PLAINTIFFS'
                              )        MOTION PURSUANT TO FED.
                              )        R. CIV. P. RULE 57 FOR A
                  vs.         )        SPEEDY HEARING
                              )
HILTON HOTELS CORPORATION     )
and HLT CORPORATION,          )
                              )
                  Defendants. )
                              )
                              )
------------------------------

                 MEMORANDUM OF POINTS AND AUTHORITIES

                  ITT Corporation and the members of its board of directors have filed a motion asking this Court to hold a speedy hearing on their claim seeking a declaration of the legality of their plan to break up ITT. Hilton contends that the break-up plan violates applicable law and will shortly file counterclaims seeking, among other things, declaratory and injunctive relief against the plan. Hilton intends to prosecute its claims on a timetable that will permit the Court to adjudicate the issues prior to consummation of ITT's proposed break-up; however, at this time it is premature to determine the appropriate schedule for a hearing. This is because the ITT break-up plan is subject to a number of conditions, including regulatory approval, that render its timing uncertain.

          Hilton will be proceeding with discovery on the issue raised by ITT's action and Hilton's counter- claims. Hilton has today served a document request and interrogatories returnable within twenty days and intends to serve deposition notices. As the

/ / /
/ / /
/ / /
/ / /
/ / /
/ / /
/ / /
/ / /
/ / /
/ / /
timing for the proposed spin-off becomes more clear, counsel for Hilton will confer with counsel for ITT and the Court to determine an appropriate hearing schedule.

SCHRECK MORRIS

                              By:   /s/ Steve Morris
                                   -----------------
                                     STEVE MORRIS
                                     KRISTINA PICKERING
                                     1200 Bank of America Plaza
                                     300 South Fourth Street
                                     Las Vegas, Nevada 89101
                                     (702) 474-9400

                                     WACHTELL, LIPTON, ROSEN & KATZ
                                     BERNARD W. NUSSBAUM
                                     KENNETH B. FORREST
                                     ERIC M. ROTH
                                     MARC WOLINSKY
                                     51 West 52nd Street
                                     New York, New York 10019
                                     (212) 403-1000

                                     Attorneys for Defendants
                                       HILTON HOTELS CORPORATION
                                       and HLT CORPORATION

                            [Letterhead of]

                        CRAVATH, SWAINE & MOORE
                           [New York Office]





                            (212) 474-1466

                                                        August 1, 1997

                    ITT Corporation Schedule 14D-9
                          (Amendment No. 23)



          On behalf of ITT Corporation, a Nevada corporation ("ITT"), I enclose for filing with the Securities and Exchange Commission Amendment No. 23 to the Solicitation/Recommendation Statement on
Schedule 14D-9 relating to a recommendation by the Board of Directors of ITT with respect to an offer by Hilton Hotels Corporation ("Hilton") and HLT Corporation ("HLT"), to purchase for cash 61,145,475 shares of common stock, no par value, of ITT (including the associated Rights). Please be advised that (i) one complete, manually signed copy of Amendment No. 23 is being delivered by hand to Wachtell, Lipton, Rosen & Katz, as agent for Hilton and HLT. If you have any questions regarding the enclosed Amendment No. 23, please telephone the undersigned at (212) 474-1466.


                                   Sincerely,

                                   /s/ Peter S. Malloy
                                   -------------------

                                   Peter S. Malloy

Securities and Exchange Commission
   450 Fifth street, N.W.
      Washington, DC 20549

Attention of Filing Desk

Encls.